BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 04, 2024

1.                Date, Time and Place: Held on December 04, 2024, at 11 a.m., at the office of BRF S.A. ("Company"), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and by videoconference.

2.                Call and Attendance: Call duly carried out pursuant to Article 21 of the Company's Bylaws with the presence of all the members of the Board of Directors, namely, Mr. Marcos Antonio Molina dos Santos, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Ms. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Márcio Hamilton Ferreira and Mr. Pedro de Camargo Neto.

3.                Composition of the Board: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.                Agenda: (i) Resolve on the proposal for the distribution of interest on capital (“IoC”) to the Company's shareholders.

5.             Resolutions: The members of the Company's Board of Directors, by unanimous vote and without any reservations or restrictions, approved the drafting of these minutes in summary form and resolved, after examining and debating the matters contained in the Agenda, as follows:

5.1.        Regarding item "(i)" of the Agenda, the members of the Board of Directors, by unanimous vote and without any reservations or restrictions, approved the distribution to shareholders, as provided for in article 37, caput and paragraphs 1 and 2, of the Bylaws, of IoC in the total amount of R$ 200,000,000.00 (two hundred million reais), corresponding to the gross amount of R$ 0,12297160073 per share, relating to the full fiscal year 2024, which will be subject to withholding income tax, by applying the applicable rate, except for shareholders who are immune or exempt, whose condition must be provided by December 16, 2024, noted that (i) shareholders who are registered in the Company's records on December 16, 2024 will be entitled to IoC, with the shares being traded "ex-rights" as of December 17, 2024, inclusive; (ii) the payment of IoC will be made on December 30, 2024; and (iii) the IoC will be imputed to the minimum mandatory dividend for the fiscal year ending on December 31, 2024, at its net value, pursuant to the applicable legislation and the Company's Bylaws.

6.                Documents Filed with the Company: Documents that supported the resolutions taken by the members of the Board of Directors or that are related to the information provided during the meeting are filed at the Company's headquarters.

page1 from 2
Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on December 04, 2024.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 04, 2024

7.                Adjournment: There being no further business to discuss, the meeting was adjourned, and these Minutes were drawn up by means of electronic processing, which, after being read and approved, was signed by all the Board Members present.

I certify that the above extract is a faithful transcription of an excerpt from the minutes drawn up in the Book of Minutes of Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, December 04, 2024.

Bruno Machado Ferla

Secretary

page2 from 2
Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on December 04, 2024.